Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13A-16 or 15D-16 of
the Securities Exchange Act of 1934
12 February 2007
CORUS GROUP Plc
(Translation of registrant’s name into English)

30 Millbank
London SW1P 4WY England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — _____)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CORUS GROUP plc

	By:	/s/ Theresa Robinson
	Name:	Mrs Theresa Robinson
Date: 12 February 2007	Title:	Group Secretariat Co-ordinator

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This document should be read as a whole and in conjunction with the information contained in the Scheme Document which was published on 10 November 2006. The Scheme Document is available on the Corus website (www.corusgroup.com) and copies are available free of charge by telephoning Lloyds TSB Registrars on 0845 766 0776 (or, from outside the United Kingdom, on +44 1903 276 305) between 8:30 a.m. and 5:30 p.m. (London time) Monday to Friday except public holidays. This document, taken together with the Scheme Document, comprises an explanatory statement in accordance with section 426 of the Companies Act 1985.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are taking advice in the United Kingdom, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Corus Shares, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended Revised Cash Acquisition

by

Tata Steel UK Limited

a wholly-owned indirect subsidiary of Tata Steel Limited

of

Corus Group plc

to be implemented by means of a scheme of arrangement
under section 425 of the Companies Act 1985

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Corus in Part One of this document, which contains the unanimous recommendation of the Corus Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting.

Notices reconvening the Court Meeting and the Extraordinary General Meeting, each of which will be held at the London Hilton, 22 Park Lane, London W1K 1BE on 7 March 2007, are set out on pages 39 to 44 of this document. The Court Meeting will start at 10.00 a.m. on that date and the Extraordinary General Meeting at 10.15 a.m. or as soon thereafter as the Court Meeting is concluded or adjourned.

The action to be taken by Corus Shareholders in respect of the Meetings and the Revised Acquisition is set out on pages 6 to 9 of this document, together with an explanation of the documents enclosed with this circular.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin — Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for Tata Steel and Tata Steel UK and no one else in connection with the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Revised Acquisition or any matters referred to herein.

N M Rothschild & Sons Limited, which is authorised and regulated in the UK by the Financial Services Authority, is acting for Tata Steel and Tata Steel UK in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Tata Steel and Tata Steel UK for providing the protections afforded to clients of N M Rothschild & Sons Limited, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Revised Acquisition and members of the Credit Suisse Group are providing acquisition finance and related services to Tata Steel in relation to the Revised Acquisition. No member of the Credit Suisse Group is acting for any other person in relation to the Revised Acquisition and no such member will be responsible to anyone other than Corus and Tata Steel for providing the protections afforded to clients of the Credit Suisse Group, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Revised Acquisition and is not acting for any other person in relation to the Revised Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Revised Acquisition or any matters referred to herein.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Revised Acquisition and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Revised Acquisition for the purposes of Rule 3 of the City Code.

TO VOTE ON THE ACQUISITION

Full details on the ACTION TO BE TAKEN are set out on pages 6 to 9 of this document. Details on how Corus Shareholders may exercise their vote on the Revised Acquisition are summarised below. ADS Holders and Euronext Shareholders are referred to pages 7 and 8 of this document for details of the action which they should take.

Following the announcement by Tata Steel UK of its revised offer price of 608 pence per Corus Share and the decision of the Corus Board to recommend that offer to shareholders, the previously adjourned Court Meeting and EGM are being reconvened and the acquisition of Corus by Tata Steel UK is to be considered and, if thought fit, approved by Corus Shareholders at those reconvened Meetings.

The Scheme to implement that acquisition will require approval at a meeting of Corus Shareholders convened by order of the Court to be held at the London Hilton, 22 Park Lane, London W1K 1BE at 10.00 a.m. on 7 March 2007. Implementation of the Scheme will also require approval of Corus Shareholders at the EGM to be held at the same location at 10.15 a.m. on 7 March 2007 (or as soon thereafter as the Court Meeting is concluded or adjourned).

Corus Shareholders who have previously completed a Form of Proxy and wish such existing Form of Proxy to remain in place for the reconvened Meetings should take no action.

Corus Shareholders who wish to change their existing instructions to a proxy or to appoint a different person as their proxy can do so by completing and returning Forms of Proxy as described below and on pages 6 and 7 of this document.

Whether or not you plan to attend the Meetings please:

1.	Complete and return a BLUE Form of Proxy in respect of the Court Meeting, to be received by no later than 10.00 a.m. on 5 March 2007

2.	Complete and return a WHITE Form of Proxy in respect of the EGM, to be received by no later than 10.15 a.m. on 5 March 2007

Alternatively, blue Forms of Proxy may be handed to representatives of Lloyds TSB Registrars or the Chairman of the Court Meeting on 7 March 2007, before the start of that meeting and will still be valid. However, to be valid, white Forms of Proxy MUST be received by the time indicated above.

The completion and return of Forms of Proxy will not prevent you from attending and voting at the reconvened Court Meeting or the EGM, or any further adjournment thereof, in person should you wish to do so.

IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR REPRESENTATION OF SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

If you require assistance, please telephone

Lloyds TSB Registrars

on 0845 766 0776 (from within the UK)

or + 44 1903 276 305 (from outside the UK)

IMPORTANT NOTICE

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Loan Notes that may be issued pursuant to the Scheme have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws. Any Loan Notes which may be issued pursuant to the Scheme have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Financial Authority or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia, Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Financial Authority has not reviewed, approved or disapproved this document, the Scheme Document, the Acquisition, the Revised Acquisition or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this document or the Scheme Document.

The Revised Acquisition relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation has been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the “SEC”). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Corus or the Corus Group or of Tata Steel or Tata Steel UK except where otherwise stated.

Tata Steel UK has reserved the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006). In such event, any Offer will be implemented on the same terms (subject to appropriate and certain pre-agreed amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If Tata Steel UK exercises its right to implement the Revised Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the Scheme Document include ‘‘forward-looking statements’’ under United States securities laws, including statements about the expected timing of the Revised Acquisition, the expected effects on Corus of the Revised Acquisition, estimated cost savings and other synergies, plans for and benefits of integration, estimated future growth and market position and all other statements in this document other than statements of historical fact.

Forward-looking statements include, without limitation, statements that typically contain words such as ‘‘will’’, ‘‘may’’, “should”, “continue”, “aims”, “believes”, “expects”, “estimates”, “intends”, “anticipates”, “projects”, “plans” or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Revised Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and Tata Steel businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this document are made as of the date hereof, and Corus, Tata Steel and Tata Steel UK assume no obligation and do not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Corus, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Corus by Tata Steel, Tata Steel UK, CSN, CSN Acquisitions or Corus, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.

REVISED EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or Date

ADS Voting Record Time	5.00 p.m. (New York Time) on 12 February 2007
Latest time for receipt by the ADS Depositary of completed ADS Voting Instruction Cards from registered holders of Corus ADSs	5.00 p.m. (New York Time) on 28 February 2007(1)
Latest time for receipt by the Dutch Paying Agent of Dutch Forms of Proxy for the Court Meeting and EGM	5.00 p.m. (Amsterdam Time) on 28 February 2007(1)
Latest time for lodging Forms of Proxy for the:
Court Meeting (blue form)	10.00 a.m. on 5 March 2007(1),(2)
EGM (white form)	10.15 a.m. on 5 March 2007(1),(2)
Voting Record Time	6.00 p.m. on 5 March 2007(3)
Court Meeting	10.00 a.m. on 7 March 2007
EGM	10.15 a.m. on 7 March 2007(4)
The following dates are indicative only and are subject to change; please see note (5) below
Court hearing to sanction the Scheme	27 March 2007
Last day of dealings in, and for registration of transfers of, Corus Shares (both in London and Amsterdam) and Corus ADSs	29 March 2007
Dealings in Corus Shares suspended in Amsterdam	5.30 p.m. (Amsterdam Time) on 29 March 2007
Dealings in Corus Shares suspended in London	5.00 p.m. on 29 March 2007
Dealings in Corus ADSs suspended	5.00 p.m. (New York Time) on 29 March 2007
Latest time for lodging Loan Note Forms of Election (green form) (the “Loan Note Deadline”)	11.00 a.m. on 29 March 2007(1)
Scheme Record Time	6.00 p.m. on 29 March 2007
Court hearing to confirm the Reduction of Capital	30 March 2007
Effective Date of the Scheme	2 April 2007
Date for despatch of cheques and settlement through CREST	As soon as reasonably practicable after the Effective Date and in any event within 14 days(6)

Notes:

(1)	Please see “Action to be taken” on pages 6 to 9 of this document.

(2)	The latest time for lodging Forms of Proxy is 48 hours before the time appointed for the relevant Meeting save that a blue Form of Proxy for the Court Meeting may be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of that meeting on 7 March 2007.

(3)	If either the reconvened Court Meeting or the reconvened EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. two days before the day of the adjourned meeting.

(4)	Or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(5)	These dates are indicative only and will depend, among other things, on the dates upon which the Court sanctions the Scheme and confirms the Reduction of Capital.

(6)	Payment to Euronext Shareholders will be settled in the manner set out in paragraph 17.3 of Part Two of the Scheme Document.

All references in this document to times are to London time unless otherwise stated.

The Court Meeting and the EGM will both be held at the London Hilton, 22 Park Lane, London W1K 1BE on 7 March 2007.

ACTION TO BE TAKEN

On 4 December 2006, Corus Shareholders voted to adjourn the Court Meeting and EGM until 20 December 2006. On 20 December 2006, Corus Shareholders voted to adjourn the Court Meeting and EGM sine die, i.e. until further notice. Following the announcement by Tata Steel UK of its revised offer price of 608 pence per Corus Share and the decision of the Corus Board to recommend that offer to shareholders, those Meetings are now being reconvened and the acquisition of Corus by Tata Steel UK is to be considered and, if thought fit, approved by Corus Shareholders. Notices reconvening the Meetings are set out in Parts Six and Seven of this document. Both Meetings are to be held at the London Hilton, 22 Park Lane, London W1K 1BE. The reconvened Court Meeting will start at 10.00 a.m. on 7 March 2007, and the reconvened EGM will start at 10.15 a.m. on 7 March 2007 or as soon thereafter as the Court Meeting is concluded or adjourned.

The Scheme will require approval at a meeting of Corus Shareholders convened by order of the Court, and implementation of the Scheme will also require approval of Corus Shareholders at the EGM.

Voting at the Court Meeting and Extraordinary General Meeting

You should have received, with the Scheme Document posted to you on 10 November 2006, a blue Form of Proxy in respect of the Court Meeting and a white Form of Proxy in respect of the EGM.

If you have already completed and returned either or both Forms of Proxy distributed with the Scheme Document, those Forms of Proxy will remain valid for the Meetings unless you complete and return a new Form of Proxy. Corus Shareholders who wish any existing Form(s) of Proxy to remain in place should take no action.

Corus Shareholders will find enclosed with this document an additional blue Form of Proxy for use in connection with the reconvened Court Meeting and an additional white Form of Proxy for use in connection with the reconvened EGM. Either these or the original forms should be completed if you wish to make any proxy appointment (or to revoke or revise any proxy appointment which you have already made) in connection with the Court Meeting or EGM.

If you have not already completed and returned Forms of Proxy or if you wish to change your proxy or your voting instructions, you should complete and return Forms of Proxy. Any Forms of Proxy so returned will supersede any previous Form(s) of Proxy which you have submitted.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of shareholder opinion. Whether or not you intend to attend the Meetings in person, you are therefore strongly encouraged, if you have not already done so, to sign and return your Forms of Proxy in accordance with the instructions thereon as soon as possible and in any event so that any proxy appointments are received by the Registrar, Lloyds TSB Registrars, by the following times and dates:

•	blue Forms of Proxy for the Court Meeting, 10.00 a.m. on 5 March 2007

•	white Forms of Proxy for the EGM, 10.15 a.m. on 5 March 2007

Forms of Proxy should be sent to the Registrar at the pre-paid address (for use in the UK only) printed on the reverse of the relevant Form of Proxy, or otherwise by post addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. Alternatively, blue Forms of Proxy (but NOT white Forms of Proxy) may be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of the reconvened Court Meeting on 7 March 2007 and will still be valid.

The completion and return of Forms of Proxy will not prevent you from attending and voting at the reconvened Court Meeting and the EGM, or any further adjournment thereof, in person should you wish to do so.

Electronic appointment of proxies by Corus Shareholders holding shares through CREST

Corus Shareholders who hold Corus Shares through CREST and who wish to appoint a proxy or proxies, or to revise or revoke any existing proxy appointments, for the Meetings or any further adjournment(s) thereof by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) at least 48 hours prior to the Court Meeting or EGM, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Regulations.

Euronext Shareholders

Euronext Shareholders who have validly given voting instructions or instructions to attend the Court Meeting and/or EGM in person and who wish such instructions to remain in place should take no action. Any such unrevoked instructions will remain valid at the reconvened Court Meeting and EGM to be held on 7 March 2007 and at any further adjournment of such reconvened meetings. Any Euronext Shareholder who no longer wishes such instructions to remain in place should contact the Dutch Paying Agent before 5.00 p.m. (Amsterdam time) on 28 February 2007.

Euronext Shareholders who have not yet returned a Dutch Form of Proxy in accordance with the instructions set out in the Scheme Document and wish to attend or vote at the reconvened Court Meeting or EGM should request a Dutch Form of Proxy from the Dutch Paying Agent by telephoning +31 (0)76 5799455. Completed and returned Dutch Forms of Proxy must be received by the Dutch Paying Agent as soon as possible and, in any event, so as to arrive by no later than 5.00 p.m. (Amsterdam time) on 28 February 2007.

ADS Holders

Holders of Corus ADSs will not be entitled to attend the reconvened Court Meeting or EGM or to be present at the Court hearings. However, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote at the Court Meeting and/or the EGM in respect of the Corus Shares underlying their Corus ADSs.

ADS Voting Instruction Cards previously returned to the ADS Depositary are no longer valid. Holders of Corus ADSs who wish to instruct the ADS Depositary how to vote at the reconvened Court Meeting and EGM must send a new ADS Voting Instruction Card to the ADS Depositary in accordance with the following instructions.

ADS Holders will find enclosed with this document a new ADS Voting Instruction Card for use in respect of the Court Meeting and EGM and a reply-paid envelope for the return of the ADS Voting Instruction Card to the ADS Depositary. Pursuant to the Deposit Agreement, the ADS Depositary will, upon receiving a completed ADS Voting Instruction Card from an ADS Holder registered at the ADS Voting Record Time, endeavour in so far as is practicable to vote, or cause to be voted, at the reconvened Court Meeting and EGM, the number of Corus Shares represented by such Corus ADSs in accordance with the instructions of the registered holder of such Corus ADSs.

In order to permit the timely exercise by the ADS Depositary of such voting rights, ADS Holders must complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed envelope in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by The Bank of New York, Attention: American Depositary Receipt Administration, P.O. Box 11488, New York, NY 10203-0488, United States, by 5.00 p.m. (New York Time) on 28 February 2007. ADS Holders who hold Corus ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their Corus ADSs.

The ADS Voting Record Time, the Voting Record Time, the time and date of the reconvened Court Meeting and EGM and the anticipated dates of the Court hearings appear on page 5 of this document.

The Deposit Agreement provides in Section 4.07 thereof that the ADS Depositary shall not vote the Corus Shares underlying Corus ADSs except in accordance with written instructions from the holder of such Corus ADSs. If the ADS Depositary fails to receive an ADS Voting Instruction Card from a registered holder of Corus ADSs prior to the deadline, then the ADS Depositary will not vote the Corus Shares underlying the Corus ADSs of such holder, and, accordingly, such shares will not be represented and will not be voted at the reconvened Court Meeting or the EGM. If an ADS Voting Instruction Card is signed and returned to the ADS Depositary but no instructions are indicated thereon, then, in the case of the Court Meeting and EGM, a discretionary proxy will be given to a person who has been designated by Corus in respect of the matters to be voted upon at the Meetings.

ADS Holders requiring assistance can contact the ADS Depositary toll-free at 1-888-269-2377 (from within the US) or at 1-212-815-3700 (from outside the US) between 8:00 a.m. and 8:00 p.m. (New York Time) Monday to Friday (except US public holidays).

Elections for the Loan Note Alternative

You should have received with the Scheme Document posted to you on 10 November 2006 a green Loan Note Form of Election. You will find enclosed with this document an additional green Loan Note Form of Election for use if you wish to make or revise an election under the Loan Note Alternative.

If you have already completed and returned the Loan Note Form of Election distributed with the Scheme Document, that form will remain valid in respect of the Revised Acquisition unless you complete and return a new Loan Note Form of Election or otherwise validly revoke such earlier election. Corus Shareholders who wish any existing Loan Note Form of Election to remain in place should take no action.

If you have not made an election under the Loan Note Alternative and wish to do so, or if you wish to revise any existing election, you should take the following action:

(a) Corus Shares in certificated form

If you hold some or all of your Corus Shares in certificated form, you should complete and return a green Loan Note Form of Election. You may complete and return either the Loan Note Form of Election enclosed with this document or the Loan Note Form of Election enclosed with the Scheme Document posted to you on 10 November 2006. If you have more than one holding of Corus Shares, you are requested to complete a separate Loan Note Form of Election for each holding of Corus Shares.

You must check that the details in Section A of the Loan Note Form of Election are correct (and, if your details have changed, please update where indicated).

If you wish to receive Loan Notes in respect of ALL of your registered holding of Corus Shares, you should insert “X” in Box 1 of Section B. If you only wish to elect to receive Loan Notes in respect of some (but not all) of your registered holding of Corus Shares, you should insert the number of Corus Shares in respect of which you wish to receive Loan Notes in Box 2 of Section B. If you do not insert “X” in Box 1 or a number in Box 2, or if the number inserted in Box 2 exceeds the number of Corus Shares registered in your name (but the Loan Note Form of Election is otherwise validly completed), you will be deemed to have made an election for Loan Notes in respect of all of your registered holding of Corus Shares.

You should then (if you are an individual) sign Section D of the Loan Note Form of Election in the presence of a witness who should also sign in accordance with the instructions printed on it. A company may affix its common seal in Section D, which should be affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the Companies Act applies may execute the Loan Note Form of Election as a deed by two directors or one director and the company secretary signing and dating where marked in the execution section of Section D. A company incorporated outside Great Britain may execute the Loan Note Form of Election by any person duly authorised signing in accordance with the laws of the territory in which the relevant company is incorporated. In all cases, the name of the company must be inserted above the signatures.

The completed Loan Note Form of Election (together with your share certificate(s) and/or other document(s) of title or indemnities satisfactory to Tata Steel UK) should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R OAX as soon as possible, but in any event so as to be received by the Loan Note Deadline, which is expected to be 11.00 a.m. on 29 March 2007 but is subject to change. No acknowledgement of receipt of documents will be given. Any change to the indicative timetable set out in this document will be notified to Corus Shareholders via a Regulatory Information Service or as may otherwise be required by the Panel.

(b) Corus Shares in uncertificated form

If your Corus Shares are held in uncertificated form you should take (or procure to be taken) the action set out below to transfer the Corus Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE Instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant under Lloyds TSB Registrars’ participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE Instruction settles no later than the Loan Note Deadline, which is expected to be 11.00 a.m. on 29 March 2007 but is subject to change. Any change to the indicative timetable set out in this document will be notified to Corus Shareholders via a Regulatory Information Service or as may otherwise be required by the Panel.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Corus Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to your Corus Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

•	The number of Corus Shares to be transferred to an escrow balance. This is the number of Scheme Shares in respect of which you wish to elect for the Loan Note Alternative.

•	Your member account ID.

•	Your participant ID.

•	The participant ID of the escrow agent, Lloyds TSB Registrars. This is 2RA77.

•	The member account ID of the escrow agent. This is TATALN01.

•	The intended settlement date. This should be as soon as possible and in any event not later than the Loan Note Deadline, which is expected to be 11.00 a.m. on 29 March 2007 but is subject to change.

•	The corporate action ISIN number for the Revised Acquisition. This is GB00B127GF29.

•	The TTE Instruction should be inputted with CREST standard delivery instruction priority of 80.

•	A contact name and telephone number inserted in the shared note field.

After settlement of the TTE Instruction, you will not be able to access the Corus Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective in accordance with its terms, the escrow agent will transfer the Corus Shares concerned to Tata Steel UK. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above.

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE Instruction relating to your Corus Shares to settle prior to the Loan Note Deadline. In this connection you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Please note that, if you elect for the Loan Note Alternative in respect of Corus Shares which are held in CREST and if you fail to give the TTE Instruction to settle prior to the Loan Note Deadline in accordance with the instruction set out above, your election for the Loan Note Alternative will to that extent be invalid and you will receive cash as if you had not elected for the Loan Note Alternative.

If any Loan Note Form of Election is received or, where applicable, a TTE Instruction settles after the Loan Note Deadline or is received or settles before such time and date but is not valid or complete in all respects (save as described above) as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not be entitled to receive any Loan Notes under the Loan Note Alternative but will instead receive cash consideration pursuant to the Scheme.

Corus Shareholders are reminded that under the Scheme, US Holders, ADS Holders and Restricted Overseas Persons will be eligible to receive only cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

If you have any queries in relation to the action to be taken please call Lloyds TSB Registrars Helpline on 0845 766 0776 (between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday except UK public holidays), or if telephoning from outside the UK, on +44 1903 276 305. Please note that calls may be monitored or recorded and Lloyds TSB Registrars cannot provide financial advice on the merits of the Scheme. Euronext Shareholders should contact their bank or broker.

PART ONE:

LETTER FROM THE CHAIRMAN OF CORUS

Corus Group plc

(Registered in England and Wales with Registered Number 3811373)

Registered office

30 Millbank
London
SW1P 4WY

12 February 2007

To: Corus Shareholders and ADS Holders and, for information only, to participants in the Corus Share Schemes

Dear Shareholder or ADS Holder,

Recommended Revised Acquisition of Corus by Tata Steel UK at a price of 608 pence in cash per Corus Share

This letter relates to the recommended revised acquisition of Corus by Tata Steel UK at a price of 608 pence for each Corus Share which was announced on 31 January 2007.

1.  Events to date

On 20 October 2006, the boards of Corus, Tata Steel and Tata Steel UK announced that they had reached agreement on the terms of a recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus Share. On 10 November 2006, Corus sent the Scheme Document to Corus Shareholders, providing, inter alia, an explanation of the terms of that acquisition.

On 17 November 2006, CSN approached Corus regarding a proposal to make a cash offer for Corus at a price of 475 pence per ordinary share. At that time, this proposal did not amount to a firm intention to make an offer and was subject to certain pre-conditions, including (i) completion of confirmatory due diligence satisfactory to CSN; (ii) finalisation of financing arrangements; and (iii) a recommendation from the Board of Corus.

On 4 December 2006, upon the recommendation of the Corus Board, Corus Shareholders voted to adjourn the EGM and the Court Meeting convened in relation to the scheme of arrangement to implement the Original Acquisition until 20 December 2006.

On 10 December 2006, the boards of Corus, Tata Steel and Tata Steel UK announced that they had reached agreement on the terms of a revised recommended Acquisition pursuant to which Corus Shareholders would be entitled to receive 500 pence for each Corus Share.

On 11 December 2006, the boards of Corus, CSN and CSN Acquisitions announced that they had reached agreement on the terms of a recommended pre-conditional acquisition pursuant to which Corus Shareholders would be entitled to receive 515 pence for each Corus Share.

On 19 December 2006, the Panel announced that it had ruled that the last date for Tata Steel UK and CSN Acquisitions to announce revised offers for Corus was 30 January 2007.

On 20 December 2006, again upon the recommendation of the Corus Board, Corus Shareholders voted to adjourn the EGM and Court Meeting until further notice to give both Tata Steel UK and CSN Acquisitions further time to consider whether or not to revise their offers.

On 26 January 2007, the Panel announced that, after discussions with Corus, Tata Steel and CSN, it had established an auction procedure to provide an orderly framework for resolution of the competitive situation.

Overnight on 30 January and 31 January 2007, that auction procedure was implemented. Following completion of the auction, on 31 January 2007, the Panel announced the result of the auction procedure and, shortly thereafter, both Tata Steel UK and CSN Acquisitions announced revised offers for the Company.

The revised offer announced by Tata Steel UK was at a price of 608 pence in cash per Corus Share (the “Revised Acquisition”) and, like the Original Acquisition, would be implemented by way of a scheme of arrangement.

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS

The revised offer announced by CSN Acquisitions was at a price of 603 pence in cash per Corus Share and, like the earlier CSN offer, would be implemented by way of a scheme of arrangement, subject to the satisfaction or waiver of a pre-condition that either Corus Shareholders reject the scheme of arrangement implementing the Acquisition by Tata Steel UK or that scheme is otherwise withdrawn by Corus or lapses.

Following the announcements by Tata Steel UK and CSN Acquisitions, the Corus Board met to consider the revised offers and announced on 31 January 2007 that it intended to recommend the revised offer by Tata Steel UK to Corus Shareholders.

This letter sets out the terms of the Revised Acquisition implementing the revised offer by Tata Steel UK and the reasons why your directors consider them to be fair and reasonable and are unanimously recommending that Corus Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Revised Acquisition to be proposed at the EGM.

2.  Summary of the terms of the Revised Acquisition

Under the terms of the Revised Acquisition, Corus Shareholders holding Scheme Shares at the Scheme Record Time will receive, subject to elections validly made under the Loan Note Alternative:

for each Scheme Share	608 pence in cash

This represents a price of 1216 pence in cash for each Corus ADS. Each Corus ADS represents two Corus Shares.

Other than as described in paragraph 4 below and Part Two of this document, the terms of the Revised Acquisition are as set out in the Scheme Document.

The terms of the Revised Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately £6.2 billion, and the revised offer price of 608 pence (the “Revised Price”) represents:

(i)	an increase of approximately 33.6 per cent. compared to 455 pence, being the original price per Corus Share under the terms of the Original Acquisition announced by Corus and Tata Steel UK on 20 October 2006;

(ii)	on an enterprise value basis, a multiple of approximately 7.0 times EBITDA from continuing operations for the year ended 31 December 2005 and a multiple of approximately 9.0 times EBITDA from continuing operations for the twelve months to 30 September 2006 (excluding the non-recurring pension credit of £96 million);

(iii)	a premium of approximately 68.7 per cent. to the average closing mid-market price of 360.5 pence per Corus Share for the twelve months ended 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus;

(iv)	a premium of approximately 49.2 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006, being the last Business Day prior to the announcement by Tata Steel that it was evaluating various opportunities including Corus; and

(v)	a premium of 21.6 per cent. to the revised acquisition announced by Tata Steel UK on 10 December 2006 at a price of 500 pence per Corus Share.

3.  Loan Note Alternative

As explained in the Scheme Document, Scheme Shareholders (other than US Holders, ADS Holders and Restricted Overseas Persons) will be entitled to elect, as an alternative to all or part of the cash consideration to which they would otherwise be entitled under the Scheme, to receive Loan Notes issued by Tata Steel UK on the basis of £1 nominal value of Loan Notes for every £1 of cash consideration.

The terms of the Loan Notes as summarised in paragraph 2.2 of Part Two and Part Five of the Scheme Document will not be changed by the Revised Acquisition.

The procedure for electing for Loan Notes is set out in Part Six of the Scheme Document and on pages 8 and 9 of this document.

4.  Modification of the Scheme

Reflecting the terms of the Revised Acquisition, Corus and Tata Steel UK have each consented, subject to the approval of the Court, to revise the offer price as stated in the Scheme from the original price of 455 pence to the revised price of 608 pence. In addition, it is proposed that certain further conformatory and clarificatory modifications be made to the Scheme. The formal proposed modifications to the scheme are set out in Part

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS
Two of this document. Other than this, there have been no changes to the Scheme, which in all other respects remains as set out in Part Four of the Scheme Document.

A revised timetable of the principal events to implement the Scheme and the Revised Acquisition is set out on page 5 of this document.

5.  Reasons for recommending the Revised Acquisition

The revised offer price of 608 pence from Tata Steel UK is the culmination of a thorough process to seek to secure both the best value for Corus Shareholders and the right strategic future for Corus. Tata Steel and Corus are stronger together and will be able to compete effectively in an increasingly global environment. This combination creates a strong and robust platform for growth that will benefit all stakeholders.

Further background to and reasons for the Corus Directors’ recommendation of the Original Acquisition are set out in full in the Scheme Document.

The Corus Board notes that the Acquisition received EC merger control clearance from the European Commission on 21 December 2006 meaning that the condition set out in paragraph 2(a) of Part Three of the Scheme Document is satisfied.

The Corus Board also notes that the Acquisition was granted early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended), such termination being effective from 8 December 2006.

6.  Irrevocable undertakings

Tata Steel UK received irrevocable undertakings to vote in favour of the Original Acquisition and the resolutions at the Court Meeting and EGM from the directors of Corus in respect of 1,164,391 Corus Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Corus and representing their entire beneficial holdings of Corus Shares (the “Irrevocable Undertakings”). Following the recommendation of the CSN offer by the directors of Corus on 11 December 2006, the Irrevocable Undertakings lapsed.

The ordinary share capital figures and percentages set out in this paragraph reflect the position as at 6 November 2006, being the last practicable day prior to the date of the Scheme Document.

Details of the terms and conditions of the Irrevocable Undertakings are set out at paragraph 15 of Part Two of the Scheme Document.

7.  Implementation Agreement

The Implementation Agreement as described in the Scheme Document remains in effect on its original terms, save that the parties thereto have agreed a change to reflect the revision of the offer price from the original price of 455 pence per Corus Share to the revised price of 608 pence per Corus Share.

8.  The Corus pension schemes

As stated in the Scheme Document, Tata Steel has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steels Pension Scheme, by paying £126 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. of pensionable earnings until 31 March 2009. The schemes will have a security and guarantee structure similar to that of the new Debt Facilities (which are described in paragraph 10 of Part Two of the Scheme Document) but will in certain respects be limited in time, amount and enforcement rights. As a result of the revised financing arrangements described in paragraph 8 of Part Four of this document, these proposals will be subject to further discussion with the trustees of the schemes.

9.  Effect on the Corus Share Schemes

The effect of the Revised Acquisition on subsisting options and awards under the Corus Share Schemes remains unchanged from the position described at paragraph 14 of Part Two of the Scheme Document.

Participants in the Corus Share Schemes will receive letters dated on or around the date of this document setting out the effect of the Revised Acquisition on the Corus Share Schemes in more detail. These letters are intended to replace in their entirety the letters dated on or around 10 November 2006 which were sent to participants in the Corus Share Schemes in connection with the Original Acquisition. Those letters should now be disregarded.

10. Effect on Convertible Bondholders

A separate proposal (which is subject to the Scheme becoming effective) was made to holders of the Dutch Bonds on 10 November 2006. On 4 December 2006, a meeting of the holders of the Dutch Bonds was held at which a proposal to amend the terms and conditions of the Dutch Bonds so that they would be redeemed early (at or about the Effective Date), was passed. That early redemption proposal is conditional upon the

PART ONE: LETTER FROM THE CHAIRMAN OF CORUS
Scheme Effective Date being on or before 28 February 2007. As a result, a further proposal will be made to holders of the Dutch Bonds on substantially similar terms to those proposed on 10 November 2006. This proposal will again involve Corus Nederland B.V. offering to amend the terms and conditions of the Dutch Bonds so that they are redeemed early at or about the Early Redemption Date. The holders of the Dutch Bonds will be able to vote on this proposal at a bondholders meeting.

An explanation of the implications of the Acquisition for holders of Euro Bonds was set out in a letter made available to such holders. The Euro Bonds matured on 11 January 2007 in accordance with their terms and, accordingly, no separate proposal is being made to these holders.

11. Management, employees and locations

Tata Steel UK’s intentions regarding Corus’ management, employees and locations remain as set out in paragraph 12 of Part Two of the Scheme Document.

Tata Steel intends that the existing contractual and statutory employment and pension rights of all directors and employees of Corus Group will be fully safeguarded upon completion of the Revised Acquisition.

Tata Steel’s plans do not involve any material change in the conditions of employment of the Corus Group’s employees, nor are there any current plans to change the principal locations of the Corus Group’s business. In addition, Tata Steel has confirmed that it has no plans to make any material change to the conditions of employment of Tata Steel Group employees, or to change the principal locations of the Tata Steel Group’s business as a result of the Revised Acquisition. Tata Steel will continue to be headquartered in India.

12. Directors’ interests

Save as disclosed in this document, there have been no changes to the information set out in paragraph 3.4 of Part Nine of the Scheme Document.

13. Action to be taken

Your attention is drawn to pages 6 to 9 of this document which explain the actions you should take in respect of the Revised Acquisition.

14. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of their relevant jurisdiction. Overseas Shareholders should inform themselves about and observe all applicable legal requirements. Please refer to the important notice on page 3 of this document and to paragraph 18 of Part Two of the Scheme Document for further details.

15. Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Revised Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors unanimously recommend that Corus Shareholders vote in favour of the Scheme to implement the Revised Acquisition at the reconvened Court Meeting and EGM.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata Steel in relation to the Revised Acquisition and, as a consequence, Credit Suisse is a connected party to Tata Steel. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata Steel. HSBC is therefore providing independent advice to the Board of Corus in connection with the Revised Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

16. Further Information

You should read this document in conjunction with the Scheme Document and not just rely on the information contained in this document.

This document, taken together with the Scheme Document, comprises an explanatory statement in accordance with section 426 of the Companies Act 1985.

Yours sincerely

J W Leng
Chairman

PART TWO:

MODIFICATIONS TO THE SCHEME

Corus and Tata Steel UK have each consented, subject to the approval of the Court, on behalf of all parties concerned in the Scheme to the following modifications of the Scheme:

(i)	The number “455” in clause 2 of the Scheme shall be deleted and replaced with the number “608”;

(ii)	The date “6 November 2006” in Recital (B) shall be deleted and replaced with “7 February 2007”;

(iii)	The number “898,369,355” in Recital (B) shall be deleted and replaced with the number “946,127,682”;

(iv)	Recital (C) shall be deleted and replaced with “As at the date of this Scheme, Tata Steel UK owns 199,953,827 Corus Shares and Tata Limited owns 2,125 Corus Shares.”; and

(v)	The name “Credit Suisse (Securities) Limited” in Recital (F) shall be replaced with the name “Credit Suisse Securities (Europe) Limited”.

PART THREE:

FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE
PERIOD ENDED 30 SEPTEMBER 2006

The Scheme Document included extracted audited financial information from Corus Group’s consolidated financial statements for the year ended 31 December 2005. In addition, the Scheme Document provided unaudited financial information for the six month period to 1 July 2006. Since the date of circulation of the Scheme Document, Corus has also published unaudited financial information for the nine month period ended 30 September 2006, and so this more recent information forms the basis of this Part Three.

The unaudited financial information contained in this Part Three does not constitute statutory accounts within the meaning of section 240 of the Act for any of the periods presented. Statutory accounts of Corus for the financial year ended 31 December 2005 have been delivered to the Registrar of Companies in England and Wales. The auditors of Corus have made a report on those statutory accounts which was unqualified as defined by section 235 of the Act and which did not contain any statements made under section 237(2) or (3) of the Act.

The following financial information set out in this Part Three for the nine month period to 30 September 2006 has been extracted, without material adjustment, from Corus Group’s published unaudited interim consolidated financial statements for the nine month period to 30 September 2006.

The unaudited interim financial information set out in this Part Three has been prepared in accordance with the Listing Rules of the UK Listing Authority and applies the accounting policies set out on pages 70 to 78 of the Scheme Document. However, during 2006 an amendment to IAS 39 ‘Financial guarantee contracts’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ have been implemented. The amendment to IAS 39 has no material effect on either the current or prior periods. IFRIC 4 which has been adopted from 1 January 2006 with no prior period restatement resulted in the recognition of additional property, plant and equipment of £142m, thereby reducing opening net equity by £3m. These represent specific assets used to service certain long-term supply arrangements.

Further, as required by IFRS 5 ‘Non-current assets held for sale and discontinued operations’, Corus’ aluminum rolled products and extrusions businesses have been classified as discontinued operations. The disposal of these businesses to Aleris International Inc. was completed on 1 August 2006. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are only shown as a single net amount in the consolidated income statement below profit after tax. All comparative periods have been restated for the reclassification. Since 1 August 2006, turnover and cost of sales to these businesses, previously eliminated on consolidation, are now included as part of the Group’s results for the period ended 30 September 2006.

PART THREE: FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Consolidated income statement

						Restated
					Unaudited	unaudited
		Restated			9 months	9 months
Unaudited	Unaudited	unaudited			to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005			2006	2005
£m	£m	£m		Note	£m	£m

2,489	2,405	2,126	Group turnover	1	7,183	6,958
(2,318)	(2,276)	(2,051)	Total operating costs	3	(6,707)	(6,398)

171	129	75	Group operating profit	5	476	560
(23)	(32)	(31)	Finance costs	6	(183)	(92)
6	4	10	Finance income	6	22	24
9	5	(1)	Share of post-tax profits/(losses) of joint ventures and associates		15	—

163	106	53	Profit before taxation		330	492
(46)	(33)	(21)	Taxation	7	(107)	(120)

117	73	32	Profit after taxation from continuing operations		223	372
25	9	18	Profit after taxation from discontinued operations	8	46	15

142	82	50	Profit after taxation		269	387

			Attributable to:
141	81	50	Equity holders of the parent		263	385
1	1	—	Minority interests		6	2

142	82	50			269	387

			Earnings per share
15.76p	9.09p	5.50p	Basic earnings per ordinary share	14	29.45p	43.30p

14.84p	8.08p	5.30p	Diluted earnings per ordinary share		29.17p	40.30p

PART THREE: FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Consolidated balance sheet

	Unaudited	Unaudited	Audited
	30 Sept	1 Oct	31 Dec
	2006	2005	2005
	£m	£m	£m

Non-current assets
Goodwill	72	82	83
Other intangible assets	53	47	56
Property, plant and equipment	2,663	2,781	2,820
Equity accounted investments	81	99	95
Other financial investments	71	118	113
Other financial assets	8	—	—
Retirement benefit assets	315	284	157
Deferred tax assets	165	177	172

	3,428	3,588	3,496

Current assets
Inventories	1,910	1,903	1,954
Trade and other receivables	1,713	1,625	1,512
Current tax assets	13	—	21
Other financial assets	43	78	85
Cash and short term deposits	733	917	871

	4,412	4,523	4,443

Assets held for sale	—	—	3

	4,412	4,523	4,446

TOTAL ASSETS	7,840	8,111	7,942

Current liabilities
Short term borrowings	(355)	(555)	(384)
Trade and other payables	(1,690)	(1,735)	(1,844)
Current tax liabilities	(121)	(44)	(79)
Other financial liabilities	(119)	(13)	(38)
Retirement benefit obligations	(1)	(5)	(5)
Short term provisions and other liabilities	(82)	(130)	(117)

	(2,368)	(2,482)	(2,467)

Non-current liabilities
Long term borrowings	(1,259)	(1,323)	(1,308)
Deferred tax liabilities	(117)	(154)	(126)
Retirement benefit obligations	(262)	(503)	(436)
Provisions for liabilities and charges	(103)	(119)	(116)
Other non-current liabilities	(44)	(29)	(46)
Deferred income	(71)	(66)	(65)

	(1,856)	(2,194)	(2,097)

TOTAL LIABILITIES	(4,224)	(4,676)	(4,564)

NET ASSETS	3,616	3,435	3,378

Equity
Called up share capital	1,701	1,697	1,697
Share premium account	186	172	173
Other reserves	329	255	283
Consolidated reserves	1,396	1,283	1,199

Equity attributable to equity holders of parent	3,612	3,407	3,352
Minority interests	4	28	26

TOTAL EQUITY	3,616	3,435	3,378

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Statement of recognised income and expense

				Unaudited	Unaudited
				9 months	9 months
Unaudited	Unaudited	Unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
£m	£m	£m		£m	£m

(173)	(61)	87	Actuarial (losses)/gains on defined benefit plans	61	(63)
10	8	—	Movement on fair values of cash flow hedges	(10)	37
(12)	—	—	Transfer of cash flow hedge reserves on disposals	(12)	—
8	—	—	Transfer of deferred tax on cash flow hedge reserves on disposals	8	—
—	—	4	Movement on revaluation of available for sale investments	(6)	6
1	(6)	(23)	Deferred tax on items taken directly to reserves	9	9
(1)	(1)	—	Revaluation of goodwill due to exchange	(1)	(3)
(23)	(20)	12	Exchange movements on currency net investments	(32)	(26)
(1)	—	—	Transfer of cumulative foreign exchange on disposals	(1)	—

(191)	(80)	80	Net (expense)/income recognised directly in equity	16	(40)
142	82	50	Profit after taxation	269	387

(49)	2	130	Total recognised (expense)/income for the period	285	347
—	—	—	Adoption of IAS 32 and IAS 39	—	16
—	—	—	Adoption of IFRIC 4 attributable to equity holders of the parent	(3)	—

(49)	2	130		282	363

			Total recognised (expense)/income for the period attributable to:
(50)	2	130	Equity holders of the parent	280	345
1	—	—	Minority interests	5	2

(49)	2	130		285	347

			Adoption of IAS 32 and IAS 39 attributable to:
—	—	—	Equity holders of the parent	—	24
—	—	—	Minority interests	—	(8)

—	—	—		—	16

Reconciliation of movements in equity

	Unaudited	Unaudited	Audited
	30 Sept 2006	1 Oct 2005	2005
	£m	£m	£m

Total equity at beginning of period	3,378	3,058	3,058
Adoption of IAS 32 and IAS 39	—	16	16
Adoption of IFRIC 4	(3)	—	—

Total equity at beginning of period — restated	3,375	3,074	3,074
Total recognised income attributable to equity holders of the parent	280	345	307
Issue of conditional share awards	10	8	12
New shares issued	17	5	6
Dividends paid	(44)	—	(22)
Minority interests	(22)	3	1

Total equity at end of period	3,616	3,435	3,378

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Consolidated cash flow statement

					Unaudited	Unaudited
					9 months	9 months
Unaudited	Unaudited	Unaudited			to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005			2006	2005
£m	£m	£m		Note	£m	£m

			Operating activities
164	74	348	Cash generated from operations	10	82	648
(18)	(45)	(16)	Interest paid		(76)	(87)
—	—	—	Premium paid on redemption of debenture		(87)	—
(2)	(3)	—	Interest element of finance lease rental payments		(7)	(1)
—	—	—	UK corporation tax received		1	4
6	(22)	(67)	Taxation received/(paid)		(18)	(180)

150	4	265	Net cash flow from operating activities		(105)	384

			Investing activities
(95)	(84)	(88)	Purchase of property, plant and equipment		(281)	(269)
24	2	7	Sale of property, plant and equipment		41	16
(3)	(5)	(4)	Purchase of other intangible assets		(12)	(18)
(1)	8	(10)	(Purchase)/sale of other fixed asset investments		(1)	(42)
4	24	—	Sale of other investments		40	—
(1)	—	—	Loans to joint ventures and associates		(1)	—
1	—	—	Repayment of loans from joint ventures and associates		1	—
383	—	—	Sale of Aluminium rolled products and extrusions businesses	9	383	—
(1)	1	2	Sale of other subsidiary undertakings and businesses		—	21
(10)	—	—	Acquisition of minority interests		(10)	—
6	—	—	Sale of joint ventures and associates		6	—
7	3	8	Interest received		19	20
4	5	—	Dividends from joint ventures and associates		12	7
8	(4)	1	Sale/(purchase) of short term investments		—	11

326	(50)	(84)	Net cash flow from investing activities		197	(254)

			Financing activities
14	2	1	Issue of new shares		17	5
2	2	1	Proceeds from borrowings		11	3
(23)	—	(2)	Repayment of borrowings		(173)	(10)
(6)	(10)	—	Capital element of finance lease rental payments		(22)	(1)
—	(44)	—	Dividends paid		(44)	—

(13)	(50)	—	Net cash flow from financing activities		(211)	(3)

463	(96)	181	Net movement in cash and cash equivalents		(119)	127
241	340	499	Cash and cash equivalents at beginning of period		825	557
(2)	(3)	—	Effect of foreign exchange rate changes		(4)	(4)

702	241	680	Cash and cash equivalents at end of period		702	680

			Cash and cash equivalents comprise:
733	299	917	Cash and short term deposits		733	917
(31)	(58)	(237)	Bank overdrafts		(31)	(237)

702	241	680			702	680

During the first nine months of 2006, discontinued operations absorbed £19m (2005: contributed £60m) of the net cash flow from operating activities, absorbed £21m (2005: absorbed £36m) to net cash flow from investing activities and contributed £55m (2005: absorbed £42m) to net cash flow from financing activities.

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Reconciliation of net cash flow to movement in net debt

				Unaudited	Unaudited
Unaudited	Unaudited	Unaudited		9 months to	9 months to
Q3 2006	Q2 2006	Q3 2005		30 Sept 2006	1 Oct 2005
£m	£m	£m		£m	£m

463	(96)	181	Movement in cash and cash equivalents	(119)	127
(8)	4	(1)	Movement in short term investments	—	(11)
27	8	1	Movement in borrowings	184	8

482	(84)	181	Change in net debt resulting from cash flows in period	65	124
21	—	—	Disposal of debt in subsidiary undertakings and businesses	21	—
17	7	(10)	Exchange rate movements	9	33
(2)	(3)	(1)	Other non-cash changes	(10)	(8)

518	(80)	170	Movement in net debt during the period	85	149
(1,399)	(1,319)	(1,131)	Net debt at beginning of the period	(821)	(842)
—	—	—	Adoption of IAS 32 and IAS 39 on 2 January 2005	—	(268)
—	—	—	Adoption of IFRIC 4 on 1 January 2006	(145)	—

(881)	(1,399)	(961)	Net debt at end of the period	(881)	(961)

	2006	2005
	£m	£m

The adoption of IAS 32, IAS 39 and IFRIC 4 may be further analysed below:
Reclassification of non-returnable proceeds from the securitisation programme	—	(275)
Reclassification of equity element of convertible debt and accretion of interest thereon	—	15
Reclassification of minority preference shares	—	(8)
Capitalisation of supply agreements under IFRIC 4	(145)	—

	(145)	(268)

Analysis of net debt

	Unaudited	Unaudited	Audited
	30 Sept 2006	1 Oct 2005	31 Dec 2005
	£m	£m	£m

Cash and short term deposits (excluding bank overdrafts)	733	917	871
Bank overdrafts	(31)	(237)	(46)
Long term borrowings	(1,109)	(1,294)	(1,275)
Other loans	(315)	(316)	(336)
Obligations under finance leases	(159)	(31)	(35)

	(881)	(961)	(821)

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

Supplementary information

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
£m	£m	£m		£m	£m

			1.a Turnover by division
1,356	1,333	1,195	Strip Products	4,029	3,919
652	702	597	Long Products	2,002	2,041
834	760	696	Distribution & Building Systems	2,274	2,281
80	28	24	Aluminium — continuing operations	138	72
23	22	22	Central & other	70	56

2,945	2,845	2,534	Gross turnover: continuing operations	8,513	8,369
(456)	(440)	(408)	Less: intra-group turnover	(1,330)	(1,411)

2,489	2,405	2,126	Group turnover: continuing operations	7,183	6,958

			comprising:
1,080	1,086	946	Strip Products	3,248	3,135
511	547	470	Long Products	1,568	1,513
821	746	690	Distribution & Building Systems	2,236	2,238
75	24	19	Aluminium — continuing operations	124	60
2	2	1	Central & other	7	12

2,489	2,405	2,126	Group turnover: continuing operations	7,183	6,958

96	303	257	Turnover: discontinued operations	687	758

			1.b Group turnover by destination
696	697	630	UK	2,073	2,073
1,275	1,277	1,085	Europe (excluding UK)	3,794	3,617
233	191	165	North America	584	505
285	240	246	Other areas	732	763

2,489	2,405	2,126	Group turnover: continuing operations	7,183	6,958

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
Kt	Kt	Kt		Kt	Kt

			2.a Sales volume by division
2,802	2,927	2,715	Strip Products	8,698	8,441
1,711	1,933	1,659	Long Products	5,496	5,387
1,713	1,719	1,600	Distribution & Building Systems	4,894	4,937
49	21	23	Aluminium — continuing operations	92	73
—	—	—	Central & other	—	—

6,275	6,600	5,997	Gross sales volume	19,180	18,838
(1,053)	(1,128)	(1,175)	Less: intra-group	(3,329)	(3,984)

5,222	5,472	4,822	Group sales volume: continuing operations	15,851	14,854

			comprising:
2,176	2,315	2,019	Strip Products	6,782	6,454
1,312	1,461	1,206	Long Products	4,184	3,539
1,685	1,677	1,577	Distribution & Building systems	4,796	4,793
49	19	20	Aluminium — continuing operations	89	68
—	—	—	Central & other	—	—

5,222	5,472	4,822	Group sales volume: continuing operations	15,851	14,854

37	136	123	Group sales volume: discontinued operations	306	398

			2.b Group sales volume by destination
1,362	1,499	1,294	UK	4,378	4,150
2,553	2,851	2,358	Europe (excluding UK)	8,148	7,588
521	401	348	North America	1,269	1,092
786	721	822	Other areas	2,056	2,024

5,222	5,472	4,822	Group sales volume: continuing operations	15,851	14,854

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
£m	£m	£m		£m	£m

			3. Total operating costs
1,249	1,192	911	Raw materials & consumables	3,512	2,983
206	193	220	Maintenance costs (excluding own labour)	587	610
367	388	338	Other external charges	1,165	1,064
390	403	394	Employment costs	1,098	1,259
70	67	72	Depreciation & amortisation (net of grants released)	206	212
80	112	86	Other operating costs	328	365
(21)	(70)	47	Changes in inventory	(142)	(57)
(7)	(5)	(8)	Own work capitalised	(16)	(20)
(12)	(10)	(9)	Profit on disposal of property, plant and equipment	(33)	(17)
(4)	6	—	(Profit)/loss on disposal of group undertakings	2	(1)

2,318	2,276	2,051		6,707	6,398

			4. Restructuring, impairment and disposals
			As included in total operating costs:
2	2	6	Redundancy and related costs	9	23
—	—	—	Impairment losses related to property, plant and equipment	—	2
3	—	—	Impairment losses related to intangible assets	3	—
—	—	—	Other asset write-downs	—	1
8	(1)	—	Other rationalisation costs	8	4

13	1	6		20	30
(12)	(10)	(9)	Profit on disposal of property, plant and equipment	(33)	(17)
(4)	6	—	(Profit)/loss on disposal of group undertakings	2	(1)

(3)	(3)	(3)	Net restructuring, impairment and disposals (credit)/charge	(11)	12

			comprising:
8	6	4	Strip Products	15	7
(2)	(8)	(2)	Long Products	(7)	12
1	(1)	(5)	Distribution & Building Systems	(9)	(3)
—	—	—	Aluminium — continuing operations	—	—
(10)	—	—	Central & other	(10)	(4)

(3)	(3)	(3)		(11)	12

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
£m	£m	£m		£m	£m

			5. Group operating result
			After restructuring, impairment and disposals:
112	81	93	Strip Products	298	500
13	34	5	Long Products	18	96
29	19	6	Distribution & Building Systems	60	34
(4)	(11)	(23)	Aluminium — continuing operations	(16)	(9)
21	6	(6)	Central & other	116	(61)

171	129	75		476	560

			Before restructuring, impairment and disposals:
120	87	97	Strip Products	313	507
11	26	3	Long Products	11	108
30	18	1	Distribution & Building Systems	51	31
(4)	(11)	(23)	Aluminium — continuing operations	(16)	(9)
11	6	(6)	Central & other	106	(65)

168	126	72		465	572

			6. Financing items
			Interest expense:
(20)	(24)	(29)	— Bank and other borrowings	(70)	(85)
—	—	—	— Premium on redemption of debenture	(87)	—
(1)	(2)	(2)	— Accretion of convertible bonds	(5)	(6)
(2)	(3)	—	— Finance leases	(7)	(1)
——	(3)	—	Fair value losses — convertible bond equity options	(14)	—

(23)	(32)	(31)	Finance costs	(183)	(92)

—	—	—	Other investment income	5	—
6	4	10	Interest income	17	21
—	—	—	Fair value gains — convertible bond equity options	—	3

6	4	10	Finance income	22	24

(17)	(28)	(21)		(161)	(68)

			7. Taxation
—	—	—	UK corporation tax	—	—
1	(13)	1	Overseas prior year charge/(credit)	(11)	(6)
40	25	38	Overseas taxes	87	122

41	12	39	Current tax	76	116
—	—	—	UK deferred tax	—	—
5	21	(18)	Overseas deferred tax	31	4

46	33	21		107	120

Deferred tax assets amounting to £165m have been recognised at 30 September 2006 (December 2005: £172m). Deferred tax assets have not been recognised in respect of losses with a value of £1,419m (December 2005: £1,471m) of which £1,154m (December 2005: £1,063m) are UK losses.

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

8. Profit after taxation — discontinued operations

On 1 August 2006, the Group announced that it had completed the sale of its aluminium rolled products and extrusions businesses. In accordance with IFRS 5, as explained on page 16 of this Part Three, these businesses have been classed as discontinued operations. The results of these operations are as follows:

					Restated
					unaudited
		Restated		Unaudited	9 months
Unaudited	Unaudited	unaudited		9 months	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		to 30 Sept 2006	2005
£m	£m	£m		£m	£m

96	303	257	Turnover (external to Corus)	687	758
(90)	(293)	(229)	Operating costs (net of trading within the Group)	(652)	(732)

6	10	28	Operating profit	35	26
—	—	(1)	Finance costs	(2)	(3)

6	10	27	Profit before taxation	33	23
(1)	(1)	(9)	Taxation	(7)	(8)

5	9	18	Profit after taxation from discontinued operations	26	15
20	—	—	Gain on disposal of discontinued operations (see note 9)	20	—

25	9	18	Total profit after taxation from discontinued operations	46	15

9. Gain on disposal of discontinued operations*

	Unaudited	Unaudited
	9 months	9 months
	to 30 Sept 2006	to 30 Sept 2006
	£m	£m

Net assets disposed of		(360)
Consideration satisfied by:
Gross consideration	566
Deduction for pension liabilities	(67)
Deduction for minorities and net debt	(21)

Cash proceeds received	478
Applied for settlement of internal indebtedness	(63)

Cash consideration for disposal during the period		415
Related goodwill		(14)
Cash flow hedge reserves transferred on disposal		12
Tax on cash flow hedge reserves transferred on disposal		(8)
Cumulative foreign exchange adjustments transferred on disposal		1
Transaction fees		(10)
Other costs arising on the disposal		(16)

Gain on disposal		20

Net cash flow arising on disposal:
Cash proceeds received	478
Applied for settlement of internal indebtedness	(63)

Cash consideration for disposals during the period		415
Transaction fees		(10)
Cash and cash equivalents disposed of		(22)

		383

*	Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

10. Reconciliation of cash generated from operations

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
£m	£m	£m		£m	£m

142	82	50	Profit after taxation	269	387
			Adjustments for:
47	34	30	Tax	114	128
70	67	76	Depreciation & amortisation (net of grants released)	216	238
(36)	(4)	(9)	Profit on disposals	(51)	(18)
(6)	(4)	(10)	Interest income	(22)	(24)
23	32	32	Interest expense	185	95
(9)	(5)	1	Share of results of joint ventures and associates	(15)	—
3	3	3	Other non-cash items	10	8
10	1	6	Restructuring costs (excluding impairment losses related to property, plant and equipment)	17	28
(16)	(9)	(13)	Utilisation of rationalisation provisions	(49)	(39)
(25)	(97)	79	Movement in inventories	(254)	(201)
(32)	(74)	185	Movement in receivables	(332)	(2)
15	81	(82)	Movement in payables	170	15
(17)	(27)	1	Movement in retirement benefit assets and obligations	(153)	—
(1)	2	(3)	Movement in contract advances	(1)	34
(4)	(8)	2	Other movements (net)	(22)	(1)

164	74	348	Net cash flow generated from operations	82	648

11. Capital expenditure

95	84	88	Purchase of property, plant and equipment	281	269
10	3	5	Movement in capital creditors	(11)	(9)
5	—	—	New finance leases	5	—

110	87	93		275	260

12. Reconciliation of Group operating profit to EBITDA before restructuring, impairment and disposals

171	129	75	Group operating profit	476	560
13	1	6	Restructuring costs	20	30
(16)	(4)	(9)	Profit on disposals	(31)	(18)

168	126	72	Underlying operating profit	465	572
67	67	72	Depreciation & amortisation (net of grants released and excluding impairment losses related to property, plant and equipment and intangible assets)	203	210

			EBITDA before restructuring, impairment and disposals:
235	193	144	continuing operations	668	782

			comprising:
165	135	139	Strip Products	449	639
28	42	19	Long Products	60	157
34	23	6	Distribution & Building Systems	65	46
(4)	(11)	(17)	Aluminium — continuing operations	(16)	(1)
12	4	(3)	Central & other	110	(59)

			EBITDA before restructuring, impairment and disposals:
235	193	144	continuing operations	668	782

			EBITDA before restructuring, impairment and disposals:
6	10	32	discontinued operations	45	52

PART THREE:	FINANCIAL INFORMATION FOR CORUS GROUP PLC FOR THE PERIOD
ENDED 30 SEPTEMBER 2006

13. Employees (to the nearest ’00)

	Unaudited	Unaudited	Unaudited
	Q3 2006	2005	Q3 2005
	Number	Number	Number

Average weekly numbers employed:
UK	23,600	24,300	24,300
Netherlands	11,400	11,300	11,300
Germany	2,600	5,700	5,700
Other countries	5,000	6,900	6,900

	42,600	48,200	48,200

Numbers employed at end of period:
UK	23,700	24,000	24,200
Netherlands	11,400	11,400	11,400
Germany	1,800	4,900	5,700
Other countries	4,200	7,000	7,000

	41,100	47,300	48,300

Comprising:
Strip Products	21,200	22,500	22,600
Long Products	11,700	11,800	12,800
Distribution & Building Systems	5,700	5,700	5,900
Aluminium	900	5,700	5,700
Central & other	1,600	1,600	1,300

	41,100	47,300	48,300

14. Earnings per share

Earnings per share for continuing and discontinued operations is presented below. Earnings represent profit after taxation after deducting minority interests.

					Restated
				Unaudited	unaudited
		Restated		9 months	9 months
Unaudited	Unaudited	unaudited		to 30 Sept	to 1 Oct
Q3 2006	Q2 2006	Q3 2005		2006	2005
Pence	Pence	Pence		Pence	Pence

			Earnings per share — continuing operations
12.97	8.28	2.50	Basic earnings per ordinary share	24.30	40.65

12.30	7.40	2.60	Diluted earnings per ordinary share	24.50	37.90

			Earnings per share — discontinued operations
2.79	0.81	3.00	Basic earnings per ordinary share	5.15	2.65

2.54	0.68	2.70	Diluted earnings per ordinary share	4.67	2.40

At Corus’ AGM on 9 May 2006, shareholders approved the consolidation of Corus’ existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. Earnings per share has been restated on this basis. On 6 October 2006, a 2006 interim dividend of 2.75 pence per share was paid at a total cost of £25m.

PART FOUR:

ADDITIONAL INFORMATION

1.	Introduction

This document should be read in conjunction with the Scheme Document, copies of which are available free of charge by telephoning Lloyds TSB Registrars on 0845 766 0776 (or, from outside the United Kingdom, on +44 1903 276 305) between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday except UK public holidays. The Scheme Document is also available on the Corus website (www.corusgroup.com).

2.	Responsibility

2.1	The Corus Directors, whose names are set out in paragraph 2.1 of Part Nine of the Scheme Document, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 2.2 of this Part Four. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2	The Tata Steel UK Directors and the Tata Steel Directors, whose names are set out in paragraphs 2.2 and 2.3 of Part Nine of the Scheme Document, accept responsibility for the information contained in this document relating to Tata Steel UK, Tata Steel, the Tata Steel UK Directors, the Tata Steel Directors, their respective immediate families, related trusts and persons connected with them and the information relating to financing set out in Parts One and Four of this document. To the best of the knowledge and belief of the Tata Steel UK Directors and the Tata Steel Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

3.	Material changes

Save as disclosed in this document, as at 7 February 2007 (being the latest practicable date before publication of this document), there has been no material change to the information set out in the Scheme Document.

4.	Interests and dealings in Corus Shares

4.1	For the purposes of this paragraph 4, the definitions set out in paragraph 3.1 of Part Nine of the Scheme Document shall apply.

4.2	Insofar as the nature or extent of such interests, or rights to subscribe, have changed from those set out in paragraph 3.2 of Part Nine of the Scheme Document, the interests in, or rights to subscribe in respect of, relevant Corus securities of Tata Steel UK and the following persons who are deemed to be acting in concert with Tata Steel UK are re-stated below as at 7 February 2007 (being the latest practicable date prior to the publication of this document):

	Number of
Name	Corus Shares

ABN AMRO Bank N.V., London Branch	0
Deutsche Bank Group	4,059,945	(1)
Tata Steel UK	199,953,827

(1)	Deutsche Bank Group’s interest consists of 4,059,945 Corus Shares and 472,597 Dutch Bonds

4.3	Insofar as the nature or extent of such interests, or rights to subscribe, have changed from those set out in paragraph 3.4 of Part Nine of the Scheme Document, the interests in, or rights to subscribe in respect of, relevant Corus securities of the Corus Directors are re-stated below as at 7 February 2007 (being the latest practicable date prior to the publication of this document):

Number of
Director	Corus Shares

D. Lloyd	17,569

4.4	Insofar as the nature or extent of such interests, or rights to subscribe, have changed from those set out in paragraph 3.5 of Part Nine of the Scheme Document, the interests in, or rights to subscribe in respect of, relevant Corus securities of the following employee benefit trusts of Corus, or of any company which is an associate of Corus (by virtue of sub-paragraph (i) of paragraph 3.1(C) of the

PART FOUR: ADDITIONAL INFORMATION
Scheme Document), are re-stated below as at 7 February 2007 (being the latest practicable date prior to the publication of this document):

Number of
Name of Trust	Corus Shares

The trustee of the Corus Group Employee Share Ownership Plan	5,593,366

4.5	The following dealings for value in relevant Corus securities by Tata Steel UK and by persons deemed to be acting in concert with Tata Steel UK have taken place between 6 November 2006 (being the “disclosure date” as defined in the Scheme Document) and 7 February 2007 (being the latest practicable date prior to publication of this document):

	Transaction	Number of Corus
Name	Type	Shares	Date	Price	Currency

Tata Steel UK	Buy	199,953,827	31/01/07	6.08	GBP

	Transaction	Number of Corus
Name	Type	Shares (ADSs)		Date	Price	Currency

ABN AMRO Bank N.V., London Branch	Buy	4,830		06/12/06	4.98	GBP
ABN AMRO Bank N.V., London Branch	Sell	2,415	(ADSs)	06/12/06	19.54	USD

	Transaction	Number of
Name	Type	Corus Shares	Date	Price (GBP)

Deutsche Bank Group	Buy Sell	— —	05/11/06 to 04/12/06	— —

Deutsche Bank Group	Buy Sell	— 600,000	05/12/06 to 04/01/07	— 5.33(1)

Deutsche Bank Group	Buy Sell	— —	05/01/07 to 07/02/07	— —

(1)	Deutsche Bank AG London delivered stock under a pre-existing call option which was exercised by the third party option holder at expiry on 15 December 2006. The Panel has confirmed on an ex parte basis that these dealings are permitted and have no consequences for the Revised Acquisition under the Code.

4.6	The following dealings for value in relevant Corus securities by Corus Directors have taken place between 6 November 2006 (being the “disclosure date” as defined in the Scheme Document) and 7 February 2007 (being the latest practicable date prior to publication of this document).

		Number of		Price
Name	Transaction Type	Corus Shares	Date	(GBP)

D. Lloyd	Issue of shares under Corus All Employee Share Ownership Plan	25	20 November 2006	495.5p
D. Lloyd	Issue of shares under Corus All Employee Share Ownership Plan	23	20 December 2006	531.5p
D. Lloyd	Issue of shares under Corus All Employee Share Ownership Plan	23	22 January 2007	545.0p

4.7	The following dealings for value in relevant Corus securities by the following pension funds and employee benefit trusts of Corus or of any company which is an associate of Corus (by virtue of sub paragraph (i) of paragraph 3.1(C) of Part Nine of the Scheme Document) have taken place between 6 November 2006 (being the “disclosure date” as defined in the Scheme Document) and 7 February 2007 (being the latest practicable date prior to publication of this document).

	Transaction	Number of
Name	Type	Corus Shares	Date	Price (GBP)

The trustee of the Corus Group Employee Share Ownership Plan	Transfer	44	07/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,098	07/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	666	09/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	36,895	13/11/06	4.67
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	4,866	14/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	413	17/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	34,924	20/11/06	4.71
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	11	20/11/06	Nil

PART FOUR: ADDITIONAL INFORMATION

	Transaction	Number of
Name	Type	Corus Shares	Date	Price (GBP)

The trustee of the Corus Group Employee Share Ownership Plan	Transfer	1,585	21/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	23/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	265	24/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	48,531	27/11/06	5.0525
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	105	28/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	482	29/11/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	704	01/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	90,749	04/12/06	4.97
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	212	05/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	1,309	05/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	05/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	54	06/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	4,178	07/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	1,207	08/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	533	11/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	107,190	11/12/06	4.9525
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	160	12/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	13/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	106	14/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	106	15/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	147	12/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	149,843	18/12/06	5.305
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	2,178	19/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	107	20/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	54	22/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	81,255	27/12/06	5.315
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	28/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,826	29/12/06	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	43,421	02/01/07	5.295
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,818	05/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	50,516	08/01/07	5.36
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	3,935	09/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	73	11/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	146	12/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	12/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	37,654	15/01/07	5.355
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	151	16/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	16/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	481	16/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	53	17/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	44,319	22/01/07	5.355
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	75	24/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	212	26/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	35,942	29/01/07	5.485
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	4,649	30/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	50	30/01/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	7,960	01/02/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Sell	45,019	05/02/07	6.01
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	22	05/02/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	4,876	06/02/07	Nil
The trustee of the Corus Group Employee Share Ownership Plan	Transfer	1,719	07/02/07	Nil

4.8	Save as disclosed above, between 6 November 2006 (being the “disclosure date” as defined in the Scheme Document) and 7 February 2007 (being the latest practicable date prior to publication of this document), there has been no change in the information on interests or dealings in shares set out in paragraphs 4 and 5 of Part Nine of the Scheme Document.

4.9	Save as disclosed in this document and the Scheme Document, the statements set out in paragraphs 6.1 and 6.2 of Part Nine of the Scheme Document shall be deemed repeated in this document save that, for the purposes of such deemed repetition:

(A)	the term “disclosure date” shall mean 7 February 2007 (being the latest practicable date prior to the publication of this document);

(B)	the term “disclosure period” shall mean the period beginning on 5 October 2005 and ending on 7 February 2007 (being the latest practicable date prior to the publication of this document); and

PART FOUR: ADDITIONAL INFORMATION

(C)	the term “offer period” shall mean the period beginning on 5 October 2006 and ending on 7 February 2007 (being the latest practicable date prior to the publication of this document).

5.	Corus Directors’ service contracts and letters of appointment

5.1	The details of the service contracts of the executive directors and the letters of appointment of the non-executive directors of Corus set out in paragraph 7 of Part Nine of the Scheme Document remain unchanged as at the date of this document, save for as follows and as disclosed in paragraph 5.2 below:

(A)	the base annual salary of Philippe Varin (Chief Executive) is now £854,554(1);

(B)	the base annual salary of David Lloyd (Executive Director, Finance) is now £455,000;

(C)	the base annual salary of Rauke Henstra (Division Director Strip Products) is now £354,730(1); and

(D)	the Company, on the recommendation of the Remuneration Committee, has determined to make an additional payment of £750,000 to the Chairman. This is in recognition of the additional work that he has undertaken for the Company over the period of the last two years.

(1) Mr Varin is paid partly in Euros and Mr Henstra is paid fully in Euros; the exchange rate used is £1= €1.48

5.2	Mr Leng is entitled, in each financial year, to an award of Corus Shares based on the average share price in that year. For the year ended 31 December 2005, the value of that award was £153,086. For the year ended 31 December 2006, Mr Leng is entitled to receive an award of such number of Corus Shares as, at the average share price in that year, have a value of £84,746. The Company is unable to deliver shares as it is in a prohibited period under the Listing Rules and will only cease to be so upon completion of the Revised Acquisition. Therefore, a cash payment of £123,612 will be made, being the value at the Revised Price of the Corus Shares that would otherwise have been delivered.

6.	Market quotations

The following table shows the closing middle market prices for Corus Shares as derived from the Official List and for Corus ADSs as reported on the New York Stock Exchange (i) for the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 4 October 2006 (being the last Business Day prior to the commencement of the Offer Period), (iii) for 6 November 2006 (being the last practicable date prior to publication of the Scheme Document) and (iv) 7 February 2007 being the latest practicable date prior to the posting of this document:

Date	Corus Share Price (p)	Corus ADS Price ($)

7 February 2007	601.00	23.58
1 February 2007	601.50	23.57
2 January 2007	537.50	—
1 December 2006	500.00	19.81
6 November 2006	465.25	17.52
1 November 2006	468.00	17.73
4 October 2006	407.50	18.20
2 October 2006	393.75	14.89
1 September 2006	399.50	15.44

7.	Material contracts

7.1	Save as disclosed in this paragraph 7, there have been no changes or additions to the contracts described in paragraph 9 of Part Nine of the Scheme Document and no additional contracts not being contracts entered into in the ordinary course of business have been entered into by either Corus or Tata Steel UK between 6 November 2006 (being the “disclosure date” as defined in the Scheme Document) and 7 February 2007 (being the latest practicable date prior to the publication of this document).

7.2	On 8 February 2007, Corus, Tata Steel and Tata Steel UK agreed to amend the Implementation Agreement described in paragraph 4 of Part Two of the Scheme Document to reflect the revised offer price of 608 pence per Corus Share.

7.3	On 11 December 2006, CSN, CSN Acquisitions and Corus entered into an implementation agreement in relation to the proposed pre-conditional acquisition of Corus by CSN Acquisitions (the “CSN Implementation Agreement”) which contained certain assurances in relation to the implementation of the scheme of arrangement relating to the proposed acquisition by CSN (the “CSN Scheme”) and related matters. In particular, the CSN Implementation Agreement contains the principal provisions set out below.

PART FOUR: ADDITIONAL INFORMATION

(i)	Undertakings to implement the CSN Scheme

Corus undertook, subject to the satisfaction of a pre-condition that either Corus Shareholders reject the Scheme, or the Scheme is otherwise withdrawn by Corus or lapses (the “Pre-Condition”), to CSN and CSN Acquisitions to take certain steps to implement the CSN Scheme, in accordance with an agreed indicative timetable, including the despatch of a circular to Corus Shareholders (the “CSN Scheme Document”), convening a court meeting (the “CSN Court Meeting”) and an extraordinary general meeting (the “CSN EGM”), and taking steps to seek certain court orders at Court hearings to make the CSN Scheme effective.

Corus’ obligations under the CSN Implementation Agreement to take steps to implement the CSN Scheme are conditional upon satisfaction of the Pre-Condition and would be subject to the fiduciary duties of the Corus Directors as follows. In summary:

(A)	the implementation obligations cease if, prior to the posting of the CSN Scheme Document, a CSN Relevant Event occurs and the Corus Directors (in light of such CSN Relevant Event and after taking legal and financial advice) determine that to give (or not withdraw or adversely modify) a recommendation of the CSN Scheme would be a breach of their fiduciary duties or their obligations under the Code;

(B)	the implementation obligations (other than the obligation to hold the CSN Court Meeting and the CSN EGM and obligations related thereto) cease if, following the posting of the CSN Scheme Document but prior to the holding of such meetings, a CSN Relevant Event occurs and the Corus Directors (in light of such CSN Relevant Event and after taking legal and financial advice) determine that not to withdraw, or adversely modify their recommendation of the CSN Scheme would be a breach of their fiduciary duties or their obligations under the Code; and

(C)	the implementation obligations cease if, following the resolutions at the CSN Court Meeting and the CSN EGM being passed by the requisite majorities but before the Court has granted an order sanctioning the CSN Scheme, a CSN Relevant Event occurs and the Corus Directors (in light of such CSN Relevant Event and after taking legal and financial advice) determine that to seek an order of the Court sanctioning the CSN Scheme would be a breach of their fiduciary duties or their obligations under the Code. In addition, Corus has certain rights to seek an adjournment of the CSN Court Meeting and/or the CSN EGM and to delay the despatch of the CSN Scheme Document where a CSN Relevant Event occurs and the Corus Directors (in light of such CSN Relevant Event and after taking legal and financial advice) determine that not to do so would be a breach of their fiduciary duties or their obligations under the Code. In addition, subject to the fiduciary duties of the Corus Directors, CSN Acquisitions has certain rights to require, acting reasonably, the Corus Directors to seek an adjournment of the CSN Court Meeting and/or the CSN EGM.

(ii)	Inducement Fee

As a pre-condition to CSN Acquisitions agreeing to announce its proposed acquisition (the “CSN Acquisition”), Corus has agreed in the CSN Implementation Agreement to pay the CSN Inducement Fee to CSN Acquisitions if:

(A)	after the announcement of the CSN Scheme, the CSN Acquisition is withdrawn or lapses (whether or not the Pre-Condition has been satisfied at the time of such withdrawal or lapse) without becoming unconditional in all respects (“Acquisition Failure”), save that Corus and CSN have agreed that any such withdrawal or lapse that would not have occurred but for there being any legal or regulatory issues concerning the Pre-Condition forming part of the proposed CSN Acquisition structure shall not constitute Acquisition Failure; and

(B)	in addition, any of the following occurs:

1.	prior to the time of such Acquisition Failure, the Corus Directors (as constituted for this purpose in accordance with the Code) either (a) do not unanimously recommend the CSN Acquisition to Corus Shareholders (other than where such failure to unanimously recommend is because the Acquisition has been withdrawn or lapsed by reason of a condition to the CSN Acquisition being invoked); or (b) having made such a recommendation, withdraw or adversely modify it; or

2.	(in the case where the Pre-Condition has been satisfied and the CSN Acquisition is being made by way of the CSN Scheme) following the resolutions to be proposed at each of the CSN Court Meeting and the CSN EGM having been passed by the requisite majorities the Corus Directors do not, in breach of the CSN Implementation Agreement or because their fiduciary duties require them not to do so, seek an order of the Court sanctioning the CSN Scheme; or

3.	prior to the time of Acquisition Failure, a public announcement of a CSN Alternative Proposal is made and subsequently (whether before or after the Acquisition Failure) such

PART FOUR: ADDITIONAL INFORMATION
CSN Alternative Proposal is declared unconditional in all respects, becomes effective or otherwise completes.

In relation to the provisions described above, Corus will not be regarded as having withdrawn or adversely modified its recommendation where any adjournment of the CSN Court Meeting and/or the CSN EGM or any postponement of the despatch of the CSN Scheme Document is made with the consent of CSN and CSN Acquisitions.

Nothing in the CSN Implementation Agreement obliges Corus to pay any amount, calculated on the date on which the CSN Inducement Fee becomes due for payment, which either (i) the Panel determines would not be permitted by Rule 21.2 of the Code or (ii) is in excess of that which is permitted to be paid, without the prior approval of Corus shareholders, pursuant to rule 10.2.7R of the Listing Rules of the UKLA (the “Permitted Inducement Fee Amount”). Further, Corus, CSN and CSN Acquisitions agree that if the aggregate amount of any inducement fee payable to CSN and any inducement fee paid to Tata Steel exceeds the Permitted Inducement Fee Amount, then the CSN Inducement Fee will be reduced to an amount equal to the Permitted Inducement Fee Amount less the amount of any inducement fee paid to Tata Steel.

(iii)	Non solicitation arrangements

Corus has undertaken in the CSN Implementation Agreement not to solicit, encourage, initiate or otherwise seek to procure any CSN Competing Proposal, nor to enter into or participate in any discussions or negotiations or correspondence relating to any CSN Competing Proposal, save that Corus shall not be prohibited from responding to unsolicited enquiries from third parties (nor from providing due diligence information to them) to the extent that the Corus Directors consider that they would be in breach of their fiduciary duties not to do so. Corus is also free to provide any information duly requested by any regulatory authority.

Corus has agreed to inform CSN Acquisitions promptly of any approach received from a third party relating to a CSN Competing Proposal, including the material terms thereof. Corus has also agreed to inform CSN Acquisitions of any request for information by a third party received by it under Rule 20.2 of the Code.

(iv)	Termination

The CSN Implementation Agreement may be terminated in the following circumstances:

(A)	by agreement in writing between CSN, CSN Acquisitions and Corus at any time;

(B)	if the CSN Scheme has not become effective (or if the CSN Acquisition is being implemented by way of a takeover offer (the “CSN Offer”) the CSN Offer has not been declared wholly unconditional) by 31 December 2007 or such lesser period permitted or required by the Panel;

(C)	upon service of a written notice by CSN Acquisitions on Corus stating that: (i) either the Pre-Condition or any of the conditions to the CSN Scheme or the CSN Offer which has not been waived is (or has become) incapable of satisfaction and (where capable of waiver) will not be waived, and (ii) the Panel has finally determined that the circumstances are of such material significance that it has permitted the CSN Acquisition to be withdrawn;

(D)	one month following the date of the CSN Court Meeting or the CSN EGM (or such lesser period of time as may be permitted or required by the Panel), if the CSN Scheme is not approved by the requisite majority of Corus Shareholders at the CSN Court Meeting or the resolution to be put to Corus Shareholders at the CSN EGM is not passed by the requisite majority at the CSN EGM and CSN Acquisitions has not exercised its right to implement the CSN Acquisition by means of the CSN Offer within such period;

(E)	one month following the date of the Court hearing to confirm the reduction of capital of Corus in relation to the CSN Scheme if the Court refuses to sanction the CSN Scheme and CSN Acquisitions has not exercised its right to implement the CSN Acquisition by means of the CSN Offer within such period; or

(F)	if Corus pays the CSN Inducement Fee to CSN Acquisitions; or

(G)	if no CSN Inducement Fee is payable under the CSN Implementation Agreement and the CSN Offer is not subsequently made by CSN within such period as the Panel may allow.

8.	Revised financing and cash confirmation

8.1	Save as described in paragraph 8.2, the financing arrangements relating to Tata Steel UK, as described in Part Nine of the Scheme Document, remain in place. The financing arrangements put in place by Tata Steel prior to announcement of its revised offer for Corus on 10 December 2006 also remain in place.

PART FOUR: ADDITIONAL INFORMATION

8.2	The additional consideration required for the increased offer by Tata Steel UK will be largely funded/arranged through a combination of significant equity/quasi equity injection by Tata Steel and Tata Steel Asia Holdings Pte Limited and debt funding. The guarantees and security for the Debt Facilities remain unchanged.

8.3	ABN AMRO and Deutsche Bank, as joint financial advisers to Tata Steel and Tata Steel UK, are satisfied that sufficient resources are available to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme.

9.	No material change

9.1	Save as disclosed in the unaudited interim results of Corus for the 9 months ended 30 September 2006 and in paragraph 9.2 below, there have been no material changes in the financial or trading position of Corus since 31 December 2005, being the date to which the latest published audited financial statements of the Corus Group were drawn up.

9.2	In December 2006, holders of €305 million of Corus’ €307 million Convertible Bonds due 2007 exercised their conversion rights resulting in the issue of 46,632,497 Corus Shares. The residual amount of outstanding Convertible Bonds were converted at the request of the bond trustee on 4 January 2007, resulting in the issue of a further 237,709 Corus Shares and completing the conversion of the full debt liability ahead of the scheduled maturity date of 11 January 2007.

10.	Other information

10.1	The value of Corus as implied by the Revised Price is based upon the fully diluted number of Corus Shares being 1,015,183,283, including 946,090,659 Corus Shares in issue on 29 January 2007 (including those represented by ADSs, but excluding those held in treasury), adjusted only for the dilutive effect of the Dutch Bonds, in-the-money options and LEAP shares.

10.2	The multiple of Corus’ underlying EBITDA implied by the Revised Price is based on: (i) the value of the fully diluted share capital of Corus and the net debt position (including finance leases) as at 30 September 2006 of £482 million which is adjusted for cash from option proceeds and conversion of the Euro Bonds and the Dutch Bonds; (ii) underlying EBITDA for the twelve months to 30 September 2006 of £737 million from continuing operations and excluding the non-recurring pension credit of £96 million; and (iii) underlying EBITDA for the year ended 31 December 2005 of £947 million which is adjusted for the sale of the aluminium assets.

10.3	The closing prices of Corus Shares used in the calculation of the premia implied by the Revised Price are taken from Datastream.

10.4	The closing prices of Corus Shares and ADSs quoted in paragraph 6 of this Part Four are taken from the Official List and the New York Stock Exchange respectively.

10.5	Each of Credit Suisse, JPMorgan Cazenove, HSBC, ABN AMRO, Deutsche Bank and Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they are included, and in the case of Credit Suisse, JPMorgan Cazenove and HSBC, with the inclusion of their respective opinions in the form and context in which they appear.

11. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any Business Day up to and including the Effective Date at the registered office of Corus (at 30 Millbank, London SW1 P 4WY) and at the office of Slaughter and May (at One Bunhill Row, London EC1Y 8YY, England) until the conclusion of the Court Meeting and EGM:

(A)	the memorandum and articles of association of Corus;

(B)	the memorandum and articles of association of Corus as proposed to be amended;

(C)	the memorandum and articles of association of Tata Steel UK;

(D)	the audited consolidated accounts of the Corus Group for the two financial years ended 1 January 2005 and 31 December 2005;

(E)	the audited consolidated financial statements of the Tata Steel Group for the two financial years ended 31 March 2005 and 31 March 2006 and the six months ended 30 September 2006;

(F)	copies of the service contracts and letters of appointment of the Corus Directors referred to in paragraph 7 of Part Nine of the Scheme Document;

(G)	copies of the irrevocable undertakings of the Corus Directors referred to in paragraph 5 of Part Nine of the Scheme Document;

(H)	copies of the written consents referred to in paragraph 15 of Part Nine of the Scheme Document and paragraph 10 above;

PART FOUR: ADDITIONAL INFORMATION

(I)	copies of the material contracts referred to in paragraph 9 of Part Nine of the Scheme Document and paragraph 7 above;

(J)	copies of the contracts relating to the financing arrangements referred to in paragraph 10 of Part Nine of the Scheme Document;

(K)	the agreed form Loan Note Instrument and Loan Note valuation by ABN AMRO and Deutsche Bank dated 8 November 2006;

(L)	the full non-aggregated list of dealings by Deutsche Bank Group referred to in paragraph 4.1 of Part Nine of the Scheme Document and paragraph 4.5 above; and

(M)	this document, the Scheme Document, the Forms of Proxy and the Loan Note Form of Election.

12 February 2007

PART FIVE:

DEFINITIONS

Unless the context otherwise requires, definitions used in the Scheme Document also apply in this document, together with the following definitions:

“ADS Voting Record Time”	5.00 p.m. (New York time) on 12 February 2007

“CSN”	Companhia Siderurgica Nacional

“CSN Acquisitions”	CSN Acquisitions Limited

‘‘CSN Alternative Proposal”	any proposal put forward by a party other than CSN or CSN Acquisitions (including, for the avoidance of doubt, any modification of the Original Acquisition or any revised or alternative proposal put forward by Tata Steel, any member of the Tata Steel Group or any person acting in concert with any of them) which is not acting in concert with CSN in respect of or for: (i) a takeover offer (whether or not subject to pre-conditions) or possible offer for the issued ordinary share capital of Corus or the sale, or possible sale (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; or (iii) any proposal which would, if implemented result in a change of control (as such term is defined for the purposes of the Code) of Corus

“CSN Competing Proposal”	any proposal put forward by any third party which is not acting in concert with CSN (excluding proposals made by Tata Steel), in respect of, or for: (i) a takeover offer (whether or not subject to pre-conditions) or possible offer for, the issued ordinary share capital of Corus or the sale, or possible sale, (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Corus Group, or any part of the same which is material in the context of the Corus Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Corus or all or substantially all of the business of the Corus Group; (iii) any proposal which would, if implemented result in a change of control of Corus; (iv) any other transactions having a similar effect, the consummation of which could be reasonably expected to prevent, or impede, interfere with or delay the CSN Acquisition, in each case howsoever it is proposed that such offer or proposal be implemented; (v) the acquisition of the voting rights in respect of 10 per cent. of the Corus Shares then in issue; or (vi) any material transaction (whether of a revenue or capital nature) outside the ordinary course of business

“CSN Inducement Fee”	1 per cent. of the value of the CSN Acquisition calculated by reference to the price per Corus Share and the fully diluted share capital of Corus, together with an amount equal to any VAT which is recoverable by Corus (if applicable)

“CSN Relevant Event”	an event or change of circumstance occurring that is not the result of a breach by Corus of its obligations under the CSN Implementation Agreement

“Early Redemption Date”	two business days after the Effective Date, currently anticipated to be 4 April 2007

“Loan Note Deadline”	11.00 a.m. on the Business Day immediately prior to the date of the hearing of the Court to confirm the Reduction of Capital

“Original Acquisition”	the Acquisition as described in the Scheme Document

“Remuneration Committee”	the remuneration committee of Corus Group plc

PART FIVE: DEFINITIONS

“Revised Acquisition”	the proposed acquisition by Tata Steel UK of Corus by means of the Scheme, modified as set out in Part Two of this document, or should Tata Steel so elect, by means of the Offer as described in paragraph 2 of the letter from the Chairman of Corus set out in Part One of the Scheme Document

“Revised Price”	the amount of 608 pence for each Corus Share

“Rothschild”	N M Rothschild & Sons Limited

“Scheme Document”	the circular published by Corus on 10 November 2006

All references in this document to any gender include the other gender (unless the context otherwise requires).

PART SIX:

NOTICE OF ADJOURNED COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 8708 of 2006
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF CORUS GROUP PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an initial order dated 7 November 2006 and a further order dated 9 February 2007 made in the above matters, the Court has directed a meeting to be convened of the holders of the ordinary shares of 50 pence each in the capital of Corus Group plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of Scheme Shares (as defined in the said scheme of arrangement) and that such meeting, having most recently been adjourned sine die on 20 December 2006, will be reconvened at the London Hilton, 22 Park Lane, London W1K 1BE on 7 March 2007 at 10.00 a.m. at which place and time all holders of such ordinary shares are requested to attend.

A copy of the said scheme of arrangement is set out in the circular dated 10 November 2006 sent by the Company to its shareholders (the “Original Circular”), and a copy of the modifications to such scheme of arrangement proposed as at the date hereof is incorporated in the document of which this notice forms part. The statement required to be furnished pursuant to section 426 of the Companies Act 1985 is comprised in the document of which this notice forms part taken together with the Original Circular.

Holders of ordinary shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company.

Proxy appointments made prior to the date of this notice will, unless revoked, remain in place at the meeting as reconvened.

A blue form of proxy for use in connection with the meeting as reconvened is enclosed with this notice. The equivalent form of proxy that accompanied the Original Circular may also be used in connection with the meeting as reconvened. Shareholders with ordinary shares held through CREST may also appoint a proxy using CREST by following the instructions set out on pages 6 and 7 of the document of which this notice forms part.

Completion and return of a form of proxy, or the appointment of a proxy electronically using CREST in accordance with the foregoing procedures, will not preclude a holder of ordinary shares from attending and voting in person at the meeting, or any adjournment thereof. Forms of proxy returned by fax will not be accepted.

In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms of proxy (together with any power of attorney or other authority under which they are signed, or a notarially certified copy of such power of attorney) be lodged with the Company’s Registrar at the pre-paid address (for use in the UK only) printed on the reverse of the relevant Form of Proxy, or otherwise by post addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the Chairman or to representatives of Lloyds TSB Registrars before the start of the meeting. In order to be valid, the appointment of a proxy electronically using CREST in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting.

Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days immediately before the meeting or any adjourned meeting (as the case may be). In each case, changes to the register of members after such time shall be disregarded.

PART SIX: NOTICE OF ADJOURNED COURT MEETING

By the said order, the Court has appointed Mr. JW Leng, or failing him, Mr. P Varin or, failing him, Mr. D Lloyd to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 12 February 2007

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

PART SEVEN:

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

CORUS GROUP PLC

Notice is hereby given that the extraordinary general meeting of Corus Group plc (the “Company”) having most recently been adjourned sine die on 20 December 2006 will be reconvened at the London Hilton, 22 Park Lane, London W1K 1BE on 7 March 2007 at 10.15 a.m. (or as soon thereafter as the Court Meeting (as defined in the Scheme referred to in paragraph (A) of the resolution set out below) reconvened for 10.00 a.m. on the same day and at the same place, by orders of the High Court of Justice, shall have concluded or been further adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

Special Resolution

THAT:

(A)	The Scheme of Arrangement dated 10 November 2006 (the “Scheme”) proposed to be made between the Company and holders of Scheme Shares (as defined in the Scheme) (a print of which, together with a print of the modifications that as at the date hereof it is proposed should be made thereto, have been produced to the meeting and signed by the chairman of the meeting for the purpose of identification) be and is hereby approved, subject to any modification, addition or condition as the Company and Tata Steel UK Limited may, with the consent of the Panel on Takeovers and Mergers, agree and (if required) the Court may allow or as the Court may impose, and the directors of the Company be and are hereby authorised to agree to any non-material variation or amendment of the terms of the Scheme (insofar as the same are approved or imposed by the Court) as the directors of the Company think fit and to take all such action on behalf of the Company as they consider necessary or desirable for carrying the Scheme and the proposed acquisition by Tata Steel UK Limited of the Company into effect;

(B)	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition as the Company and Tata Steel UK Limited may, with the consent of the Panel on Takeovers and Mergers, agree and (if required) the Court may allow or as the Court may impose:

(i)	the share capital of the Company be reduced by cancelling all the Cancellation Shares and the Corus Deferred Shares (in each case as defined in the Scheme);

(ii)	forthwith and contingently on such reduction of capital taking effect:

(a)	the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 50 pence each as shall be equal to the aggregate of: (I) the number of Cancellation Shares, and (II) the number produced by dividing the aggregate nominal value of the Corus Deferred Shares by 50 pence, with each such new ordinary share having the same rights as the Cancellation Shares so cancelled; and

(b)	the reserve arising in the books of account of the Company as a result of the said reduction of capital be appropriated and applied in paying up in full at par the new ordinary shares of 50 pence each referred to in sub-paragraph (B)(ii)(a) above, such new ordinary shares to be allotted and issued, credited as fully paid, to Tata Steel UK Limited and/or its nominee(s) (to hold on bare trust for Tata Steel UK Limited) in accordance with the Scheme;

(C)	conditionally upon the Scheme becoming effective, the directors of the Company be and are hereby authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of relevant securities (within the meaning of Section 80(2) of the Companies Act 1985) in the form of the new ordinary shares referred to in sub-paragraph (B)(ii) above, provided that:

(i)	this authority shall expire on the fifth anniversary of this resolution (unless previously revoked, varied or renewed);

(ii)	the maximum aggregate nominal amount of relevant securities which may be allotted hereunder shall be £2,250,000,000; and

(iii)	this authority shall be without prejudice to any other authority under the said Section 80 previously granted and in force on the date on which this resolution is passed; and

PART SEVEN: NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

(D)	forthwith upon the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 147:

147. Scheme of Arrangement

(A)	In this article:

(i)	references to the “Scheme” are to the scheme of arrangement dated 10 November 2006 under Section 425 of the Companies Act 1985 between the Company and the holders of the Scheme Shares (as defined in the Scheme), as it may be modified or amended under Section 425 of the Companies Act 1985 in accordance with its terms;

(ii)	expressions defined in the Scheme, or (if not so defined in the Scheme) defined in the circular dated 10 November 2006 published in connection with the Scheme containing the explanatory statement required pursuant to Section 426 of the Companies Act, shall have the same meanings where used in this article; and

(iii)	references to “spouse” shall include a civil partner under the UK Civil Partnership Act 2004.

(B)	Notwithstanding any other provision of these articles, if any ordinary shares are issued on or after the date of the adoption of this article (other than to Tata Steel UK Limited (“Tata Steel UK”) or its nominee(s) (holding on bare trust for Tata Steel UK)) but before 6.00 p.m. on the day immediately preceding the day of the Court hearing to confirm the Reduction of Capital (“Hearing Date”), such shares shall be issued subject to the terms of the Scheme and the original or any subsequent holder or holders of such shares shall be bound by the Scheme accordingly.

(C)	Notwithstanding any other provision of these articles, if, at any time on or after 6.00 p.m. on the day immediately preceding the Hearing Date, any ordinary shares (“New Shares”) are issued or are to be issued to any person (a “New Member”) other than Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK), provided that the Scheme has become effective, such New Shares shall be transferred immediately after the time at which the Scheme becomes effective (“Scheme Effective Time”) or, if later, upon the issue of the New Shares, free of all encumbrances, to Tata Steel UK and/or its nominee(s) (to hold on bare trust for Tata Steel UK) in consideration for, and conditionally upon:

(i)	the payment to the New Member of the same cash consideration per ordinary share as would have been payable to a holder of the Scheme Shares under the Scheme; and/or

(ii)	the same nominal amount of Loan Notes per ordinary share in the capital of the Company as would have been payable to a holder of Loan Note Elected Shares under the Scheme (subject to and on the terms of the Loan Note Alternative and the Loan Note Instrument) PROVIDED THAT:

(a)	the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied;

(b)	all of the outstanding Loan Notes issued pursuant to the Scheme have not been repaid, redeemed or purchased by Tata Steel UK;

(c)	the New Shares are allotted in (i) the period of six months starting with the Scheme Effective Time or (ii) the period of eight months starting with 1 January 2008 or (iii) the period of eight months starting with 1 January 2009; and

(d)	the New Member makes a valid election to receive Loan Notes in respect of the relevant New Shares in accordance with the terms of the Loan Note Alternative and the Loan Note Instrument either (i) within 14 days prior to the date on which the relevant New Shares are allotted or (ii) in the case of New Shares allotted upon the exercise of an option under any of the Corus Share Schemes, at the same time at which notice to exercise that option is given.

(D)	Any New Member may, prior to the allotment of any shares in the Company to him or her pursuant to the exercise of an option or satisfaction of an award under any of the Corus Share Schemes or otherwise, give not less than two business days’ written notice to the Company of his or her intention to transfer some or all of such shares to his or her spouse and may, if such notice has been validly given, on such shares being allotted to him or her, immediately transfer to his or her spouse any such shares, provided that such shares will then be immediately transferred from that spouse to Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as it may direct by notice in writing to the Company) pursuant to paragraph (C) above as if the spouse were a New Member. If notice has been validly given pursuant to this paragraph (D) but the New Member does not immediately transfer to his spouse the shares in respect of which the notice was given, such shares will be transferred to

PART SEVEN: NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING
Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as it may direct by notice in writing to the Company) pursuant to paragraph (C) above.

(E)	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation, but excluding the Scheme), the value of the consideration per share to be paid under paragraph (C) of this article 147 shall be adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this article 147 to shares shall, following such adjustment, be construed accordingly.

(F)	To give effect to any such transfer required by this article 147, the Company may appoint any person to execute and deliver a form of transfer on behalf of or as attorney for the New Member in favour of Tata Steel UK (or to such nominee(s) (to hold on bare trust for Tata Steel UK) as Tata Steel UK may direct by notice in writing to the Company). Pending the registration of Tata Steel UK (and/or its nominee(s) (to hold on bare trust for Tata Steel UK)) as the holder of any share to be transferred pursuant to this article 147, the New Member shall not be entitled to exercise any rights attaching to any such share unless so agreed by Tata Steel UK, and Tata Steel UK shall be irrevocably empowered to appoint a person nominated by the directors of Tata Steel UK to act as attorney on behalf of the holder of any such share in accordance with such directions as Tata Steel UK may give in relation to (i) any dealings with or disposal of such share (or any interest therein), (ii) exercising any rights attached thereto, or (iii) receiving any distribution or other benefit accruing or payable in respect thereof. The Company shall not be obliged to issue a certificate to the New Member for any such share.

(G)	Payment and/or despatch of certificates for any loan notes in respect of any shares transferred under this article 147 will be made within 14 days of the date of transfer of such shares.

(H)	If the Scheme shall not have become effective by 20 July 2007 (or such later date (if any) as the Company and Tata Steel UK may agree) and the Court may approve, this article 147 shall be of no effect.

BY ORDER OF THE BOARD

Richard Shoylekov
Company Secretary
12 February 2007

Registered office:
30 Millbank, London SW1P 4WY
Registered in England and Wales No. 3811373

Notes:

Only holders of ordinary shares of 50 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company.

Proxy appointments made prior to the date of this notice will, unless revoked, remain in place at the extraordinary general meeting as reconvened.

A white Form of Proxy is enclosed for use in connection with this meeting. The equivalent form of proxy that accompanied the Original Circular may also be used in connection with the extraordinary general meeting as reconvened. To be valid, completed Forms of Proxy must be returned so as to arrive at the offices of the Company’s Registrar, whether by using the pre-paid address (for use in the UK only) printed on the reverse of the Form of Proxy or otherwise by post addressed to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, at least 48 hours before the time fixed for the meeting or (as the case may be) any further adjourned meeting. Forms of Proxy returned by fax will not be accepted. If using CREST, proxy instructions must be received by the Registrar (Lloyds TSB Registrars) at least 48 hours before the time fixed for the meeting or (as the case may be) any further adjourned meeting.

Shareholders submitting a Form of Proxy are not precluded from attending the meeting in person and voting if they wish to do so.

In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

Uncertificated Securities Regulations 2001 (the “Regulations”)

Pursuant to Regulation 41 of the Regulations, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days immediately before the meeting. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

PART SEVEN: NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

Electronic proxy appointment through CREST

Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies, or revise or revoke any existing proxy appointments for the meeting or any further adjournment(s) thereof by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for the proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) at least 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Regulations.

ADS Holders

Holders of Corus ADSs will not be entitled to attend or vote at the Court Meeting or the EGM. However, ADS Holders may instruct The Bank of New York, as ADS Depositary, how to vote the Corus Shares underlying their Corus ADSs at the Court Meeting or the EGM. The ADS Depositary will endeavour in so far as practicable to vote or cause to be voted at the Court Meeting and the EGM, the number of Corus Shares represented by such Corus ADSs in accordance with the instructions of the registered holders of such Corus ADSs. ADS Voting Instruction Cards previously returned to the ADS Depositary are no longer valid. Holders of Corus ADSs who wish to instruct the ADS Depositary how to vote at the reconvened Court Meeting and EGM must send a new ADS Voting Instruction Card to the ADS Depositary in accordance with the following instructions. Registered holders of Corus ADSs as at the ADS Voting Record Time may sign and complete an ADS Voting Instruction Card in accordance with the instructions printed thereon, which should be returned by mail to The Bank of New York, Attention: American Depositary Receipt Administration, P.O. Box 11488, New York, NY 10203-0488, United States as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 28 February 2007. If an ADS Voting Instruction Card is signed and returned to the ADS Depositary but no instructions are indicated thereon, then, in the case of the Court Meeting and EGM, a discretionary proxy will be given to a person who has been designated by Corus in respect of the matters to be voted upon at the Meetings.

Euronext Shareholders

Euronext Shareholders wishing to attend or vote at the Court Meeting or the EGM should request a Dutch Form of Proxy from the Dutch Paying Agent. Completed and returned Dutch Forms of Proxy must be received by the Dutch Paying Agent as soon as possible and, in any event, so as to arrive by no later than 5.00 p.m. (Amsterdam time) on 28 February 2007. Euronext Shareholders who have already validly given voting instructions or instructions to attend the Court Meeting and/or the EGM in person and who wish such instructions to remain in place should take no action. Any such unrevoked instructions will remain valid at the reconvened Court Meeting and EGM.